1290 Funds

1345 Avenue of the Americas

New York, New York 10105

May 6, 2026

VIA EDGAR

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, DC 20549

Re:  1290 Funds (File Nos. 333-195390; 811-22959)

Dear Ms. Hamilton,

This letter responds to follow-up comments that you provided by telephone on April 14, 2026, related to responses from 1290 Funds (the “Registrant”) in correspondence filed on May 2, 2025, regarding the examinations of the public filings of the Registrant and its series (each, a “Fund” and collectively, the “Funds”), for the fiscal year reporting period ended October 31, 2024. Your follow-up comments and the Registrant’s responses are set forth below.

1.

The Staff does not believe that the 1290 High Yield Bond Fund’s benchmark index, which is the ICE BofA U.S. High Yield Index, serves as an “appropriate broad-based securities market index” for the Fund. Please identify a broader securities market index that will provide a comparison for investors in evaluating the Fund’s performance.

Response: The Registrant has determined to change the broad-based securities market index for the 1290 High Yield Bond Fund to the Bloomberg U.S. Aggregate Bond Index, which represents approximately 70% of the total U.S. bond market. The Fund will use the ICE BofA U.S. High Yield Index as a secondary index. The Registrant expects to make this change in due course after providing information to its Board of Trustees and preparing the necessary disclosures.

2.

The 1290 Multi-Alternative Strategies Fund had greater than 10% of its net assets invested in securities lending at fiscal year-end, 10/31/24. However, the prospectus does not appear to include discussion of securities lending in the principal investment strategy or principal risks section. Please explain why securities lending is not included as a principal investment strategy or principal risk and whether the disclosures are appropriate given the significance of securities lending to the Fund.

Response: The Fund does not consider its participation in a securities lending program as a principal strategy of the Fund. The Fund may engage in securities lending from time to time as a secondary investment strategy to seek incremental income in addition to the returns from the Fund’s principal strategy described in its prospectus. The Registrant has established a securities lending program to generate additional income, and the program does not dictate which securities a Fund chooses to purchase. The amount of a Fund’s securities on loan at any given time and from year to year may vary, subject to the Fund’s overall lending limit. For example, at its most recent fiscal year end, 10/31/25, the value of securities on loan represented less than 5% of the Fund’s net assets. The Fund’s net income from securities lending activities for the most recent fiscal year was $4,105. Accordingly, the Registrant believes its existing disclosures in the statutory prospectus are appropriate given that securities lending is not a principal strategy.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Fatima Sulaiman of K&L Gates LLP at (202) 778-9082 or Mark Amorosi at (202) 778-9351.

Sincerely,

1290 Funds

/s/ Shane Daly

Name: Shane Daly

Title: Executive Vice President, General Counsel and Secretary

cc: Fatima Sulaiman and Mark Amorosi, K&L Gates LLP

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